News Announcement

CONTACT: Richard E. Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc 416/596-7664	Robert L. Rinderman Catherine DiTuri Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

REMINDER:
Vitran management will conduct a conference call today, May 3rd at 10:00 a.m. (Eastern time), to discuss the Company’s 2002 first quarter results. The conference call dial-in is: 888/693-1085. There will be a live webcast at http:// www.vcall.com/EventPage.asp?ID=8115

VITRAN REPORTS IMPROVED 2002 FIRST QUARTER RESULTS

TORONTO, ONTARIO (MAY 2, 2002) — Vitran Corporation Inc. (TSE:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced operating results for the three-month period ended March 31, 2002 (all figures reported in Canadian dollars).

For the quarter, Vitran achieved net income from continuing operations before an unusual retirement bonus, of $1,391,000. On a comparable basis, the Company reported a net loss from continuing operations for the 2001 first quarter of $782,000. After including the unusual item, income from continuing operations was $893,000, or $0.09 per basic and diluted shares, compared to a loss from continuing operations of $782,000, or $0.08 per basic and diluted shares in the year-ago three-month period.

As result of the new accounting standard applicable to goodwill the 2002 first quarter results do not include amortization expense that otherwise accounted for $0.05 per share basic and diluted in the first quarter of 2001. Per share results are based on 9,814,679 and 9,859,778 shares outstanding during the 2002 and 2001 three-month periods, respectively.

Revenues from continuing operations for the 2002 first quarter were $114,246,000, compared to $119,881,000 in the 2001 three-month period. Vitran’s first quarter Earning Before Interest Taxes & Depreciation (“EBITD”) from continuing operations was $4,671,000, compared to $3,524,000 in the year-earlier period.

(more)

Vitran Q1 2002, 5/2/02	page 2 of 4

The 2002 first quarter included a before-tax special retirement bonus to Richard D. McGraw of $830,000 that had a negative impact of $0.05 per basic and diluted earnings per share. The one-time award was granted by the Board of Directors in recognition of Mr. McGraw’s invaluable contributions since he co-founded the Company in 1983. Effective May 2, 2002, Mr. McGraw will become the non-executive Chairman of the Board, replacing Anthony F. Griffiths, also a co-founder of the Company, who remains on Vitran’s Board

Operating income for Vitran’s LTL business in the first quarter was $3,530,000, compared with $1,510,000 in the same period last year. The operating ratio for this unit during the quarter was 96.1%, versus 98.4% in 2001.

Vitran Logistics recorded income from operations of $186,000 for the three month period ended March 31, 2002, compared to $7,000 in the same period in 2001.

The Truckload business unit achieved operating income of $460,000 for the quarter, compared to $557,000 for the prior-year quarter.

President and Chief Executive Officer Richard E Gaetz, stated, “The results from continuing operations for the quarter were very encouraging compared with the first quarter of 2002, especially considering the continuing difficult economic conditions and the impact of the special retirement bonus. The LTL segment improved significantly over the 2001 first quarter capitalizing on the operating changes that were made throughout 2001. Most of the other transportation segments performed well and surpassed the results posted in the fourth quarter of 2001.”

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services. Further Company information is available at http://www.vitran.com.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Q1 2002, 5/2/02	page 3 of 4

Vitran Corporation Inc.
Balance Sheet
March 31, 2002 (unaudited)
(in thousands of Canadian dollars)

Current assets	$73,913
Fixed assets	48,774
Goodwill and other assets	75,068

$197,755

Current liabilities	$60,190
Long-term debt	57,614

117,804
Shareholders’ equity	79,951

$197,755

(statements of income follows)

Vitran Q1 2002, 5/2/02	page 4 of 4

VITRAN CORPORATION INC.
Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months
	Ended Mar. 31,
	(unaudited)

	2002	2001

Revenues	$114,246	$119,881
Operating expenses	96,362	103,391

Gross profit	17,884	16,490

Selling, general and administrative expenses	13,213	12,966

Income from operations before depreciation	4,671	3,524
Depreciation	2,190	2,557

Income from operations	2,481	967
Net interest expense	1,430	1,823
Gain/(loss) on sale of assets	(289)	128

	1,719	1,695
Income/(loss) before income taxes, minority interest and amortization	762	(728)
Income taxes/(recovery)	(131)	(429)
Minority interest	—	40
Amortization net of income taxes	—	523

Income (loss) from continuing operations	893	(782)
Income (loss) from discontinued operations	—	(508)

Net (loss) income	$893	$(1,290)

Earnings (loss) per share basic and diluted:
Continuing operations	$0.09	$(0.08)

Discontinued operations	$—	$(0.05)

Net income	$0.09	$(0.13)

Number of shares outstanding	9,814,679	9,859,778

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

First Quarter	US LTL	Yr. over Yr.	CDN LTL	Yr. over Yr.
Operating Data	($US)	% Change	($CDN)	% Change

Revenue (000’s)	$36,162	–6.9%	$32,275	–3.1%
No. of Shipments	329,057	–5.5%	188,415	–4.5%
Weight (000 lbs)	462,316	–1.3%	371,520	–7.0%
Revenue per shipment	$109.90	–1.4%	$171.3	1.5%
Weight per shipment (lbs)	1,405	4.5%	1,972	–2.7%